Exhibit 99.1

Rail Vision Receives Purchase Order from Loram, a Top US-Based Railway Track Maintenance Supplier

Ra’anana, Israel, April 03, 2024 (GLOBE NEWSWIRE) -- Rail Vision Ltd. (Nasdaq: RVSN) (the “Company”), a technology company at the forefront of revolutionizing railway safety and the data-related market, today announced it has received an order for its AI-driven Switch Yard System from Loram, a leading US- based provider of railway track maintenance equipment and services.

The order from Loram serves as a pilot project aimed at leveraging Rail Vision’s advanced technology to enhance Loram's rail track maintenance operations. This collaboration emphasizes both companies' commitment to pioneering railway safety and operational efficiency. Should the pilot prove successful, the two companies will consider an expansion of this collaboration, further integrating Rail Vision's innovative solutions into Loram's service offerings across the United States.

Further cementing its presence in the U.S. market, Rail Vision's engagement with Loram expands its growing footprint, building on recent milestones, which include a significant sale to a Class 1 US Railroad Company and securing an order from a leading US-based rail contractor valued at up to $5 million.

“We are excited to embark on this project with Loram, a company that shares our dedication to enhancing rail safety and efficiency through innovation and technology,” said Shahar Hania, Rail Vision's Chief Executive Officer. “We believe that this collaboration, alongside our recent successes in the US market, represents a step forward in our mission to redefine railway operations worldwide and establish our brand in the US.”

About Loram

Based in Hamel, Minnesota Loram has offices around the world and offers a range of services including rail grinding, ballast cleaning, friction management, material handling, track inspection technologies, and structural monitoring.  For more information about Loram and its services, please visit www.Loram.com

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence-based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

A copy of Rail Vision’s annual report on Form 20-F for the year ended December 31, 2023 was filed on March  28, 2024 with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on Rail Vision’s investor relations website at https://ir.railvision.io/. Rail Vision will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at michal@efraty.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses further integrating its innovative solutions into Loram's service offerings across the United States and how its collaboration with Loram, alongside its recent successes in the US market, represents a step forward in its mission to redefine railway operations worldwide and establish its brand in the US. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 28, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Investor Relations

Michal Efraty
michal@efraty.com

Contacts

Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha'Tidhar St
Ra'anana, 4366517 Israel
Telephone: +972- 9-957-7706